SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form S-8 - File No. 333-233958 and on Form F-3 - File No. 333-266346.

Eltek Ltd. Announces Results of Annual General Meeting

At the Annual General Meeting of shareholders held today, September 12, 2023, the following resolutions set forth in the proxy statement filed under Form 6-K on August 3, 2023 (the “Proxy Statement”), were duly adopted:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors (the “Board”) and to elect Ms. Revital Cohen-Tzemach to the Board, to serve until the next annual general meeting of the shareholders and until their successors have been duly elected and qualified;

2.	To re-elect Mr. Gad Dovev for a fourth term as an external director, to hold office for three (3) years, as of October 6, 2023;

3.	To approve the Company’s Second Amended and Restated Compensation Policy, as described in the Proxy Statement;

4.	To approve the grant of an annual bonus for the year 2022 to Ms. Revital Cohen-Tzemach, special project manager and daughter of our controlling shareholder, as described in the Proxy Statement;

5.	To ratify and approve the extension of the employment of Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

6.
To approve the grant of options to the Company’s directors (including the external directors, but excluding our controlling shareholder and Chairman of the Board, Mr. Yitzhak Nissan, and his daughter, Ms. Revital Cohen-Tzemach), as described in the Proxy Statement;

7.	To approve the grant of options to Mr. Eli Yaffe, the Company’s Chief Executive Officer, as described in the Proxy Statement;

8.	To approve the grant of options to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

9.	To approve the issuance of an exculpation letter to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

10.	To approve the issuance of an indemnification letter to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

11.	To approve a determination regarding the vesting and exercisability of options granted to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement; and

12.
To re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to approve their compensation.

For additional details please refer to the Proxy Statement.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd.
(Registrant)

By:	/s/ Yitzhak Nissan
Yitzhak Nissan
Chairman of the Board of Directors

Dated:  September 12, 2023